Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION

THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Announces $400 Million Debenture Offering by Private

Placement and Intention to Redeem Series E Debentures

Saskatoon, Saskatchewan, Canada, October 16, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has priced a private placement of senior unsecured debentures (the “Offering”) consisting of $400 million principal amount of 2.95% Senior Unsecured Debentures, Series H maturing on October 21, 2027 (the “Series H Debentures”). The closing of the Offering is expected to take place on October 21, 2020.

Cameco intends to use the net proceeds of the Offering to redeem, upon closing of the Offering, all of its outstanding 3.75% Senior Unsecured Debentures, Series E due November 14, 2022 (the “Series E Debentures”).

“Consistent with the conservative financial management we have demonstrated, like many other companies, we took advantage of currently favourable debt capital markets to reset the maturity profile of our long-term debt,” said Grant Isaac, Cameco’s Senior Vice-President and CFO. “With the $500 million reduction in our long-term debt in 2019 and a strong cash position, we have an enviable balance sheet. The strength of the long-term uranium market fundamentals give us growing confidence in our ability to continue to layer in the long-term contracts necessary to support the restart of our McArthur River/Key Lake operation and to solidify our role as a low-cost, safe, reliable, commercial supplier of the uranium fuel needed for zero-carbon nuclear electricity generation.”

The Series H Debentures will be direct, unsecured obligations of Cameco and will rank equally and rateably with all other unsecured and unsubordinated indebtedness of Cameco. The Series H Debentures are being offered on a private placement basis in Canada in reliance upon exemptions from the prospectus requirements under applicable securities legislation. The Series H Debentures are being offered on an agency basis by a syndicate of agents led by RBC Capital Markets, TD Securities Inc. and CIBC Capital Markets.

The Series H Debentures have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Series H Debentures in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The Series H Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States, or to or for the account or benefit of a U.S. person, absent registration under, or an applicable exemption from the registration requirements of, the U.S. Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Series H Debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Upon closing of the Offering, Cameco will deliver notice to redeem the Series E Debentures in the aggregate principal amount of $400 million (the “Redemption”). The Redemption is anticipated to be completed on or about November 20, 2020. The Series E Debentures were issued under a trust indenture between Cameco and CIBC Mellon Trust Company dated July 12, 1999, as supplemented by a supplemental indenture dated November 14, 2012 (collectively, the “Indenture”). The Redemption will be made at the redemption price and upon the terms set forth in the Indenture. Cameco will not be obligated to complete the Redemption until it delivers notice of redemption in accordance with the terms of the Indenture. The Redemption will not be completed if the Offering does not close.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statements contained in this news release regarding the Offering and the Redemption, including the expected closing date of the Offering, the anticipated use of proceeds and the date of the Redemption, and the statements regarding our views on the long-term uranium market fundamentals, and regarding our ability to enter additional long-term contracts, to restart the McArthur River/Key Lake operation and to solidify our role as a commercial supplier of uranium fuel, are forward-looking information or forward-looking statements under Canadian and U.S. securities laws.

They are subject to the risk that the Offering and Redemption will not be completed as planned, and the risks regarding the uranium market, our market position and our ability to restart the McArthur River/Key Lake operation as described in our most recently filed Annual Information Form and MD&A. This forward-looking information assumes that the Offering will be successfully completed, and the Redemption will be successfully effected, in accordance with the redemption provisions of the Indenture, and is subject to other assumptions regarding the uranium market, our market position and the restart of the McArthur River/Key Lake operation that are described in our most recently filed Annual Information Form and MD&A. We will not necessarily update this information unless we are required to by securities laws.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com